Exhibit 11. Statement re computation of per share earnings.

TORCHMARK CORPORATION

COMPUTATION OF EARNINGS PER SHARE

	Three months ended June 30,
	2008	2007
Net Income	$133,726,000	$127,117,000

Basic weighted average shares outstanding	89,461,429	94,964,817
Diluted weighted average shares outstanding	90,697,732	96,651,585

Basic net income per share	$1.49	$1.34

Diluted net income per share	$1.47	$1.32

	Six months ended June 30,
	2008	2007
Net Income	$251,899,000	$262,308,000

Basic weighted average shares outstanding	90,124,870	96,218,079
Diluted weighted average shares outstanding	91,365,945	97,857,243

Basic net income per share	$2.79	$2.73

Diluted net income per share	$2.76	$2.68